Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 23 to Registration Statement No. 333-64172 on Form N-1A of our report dated February 17, 2015, relating to the financial statements and financial highlights of InvestEd Growth Portfolio, InvestEd Balanced Portfolio, and InvestEd Conservative Portfolio, each a series of InvestEd Portfolios, appearing in the Annual Report on Form N-CSR of the InvestEd Portfolios for the year ended December 31, 2014. We also consent to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Custodial and Auditing Services” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Kansas City, Missouri
April 29, 2015